July 18, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Ferrellgas Partners, L.P.
Ferrellgas Partners Finance Corp.
Registration Statement on Form S-4 Registration Number 333-219218
(“Registration Statement”), Filed July 10, 2017

Ladies and Gentlemen:

Ferrellgas Partners, L.P. and Ferrellgas Partners Finance Corp. (together, the “Issuers”) are registering $175,000,000 aggregate principal amount of their 8 5/8% Notes due 2020 (the “Registered Notes”) under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the Registration Statement referenced above. The Registration Statement has been filed with the Securities and Exchange Commission in reliance upon the position of the staff of the Securities and Exchange Commission enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). As described in the prospectus (the “Exchange Offer Prospectus”) that forms a part of the Registration Statement, the Registered Notes will be offered in exchange (the “Exchange Offer”) for $175,000,000 of the Issuers’ outstanding 8 5/8% Notes due 2020 (the “Unregistered Notes”) which were issued on January 30, 2017 in a private placement transaction in reliance upon the exemptions from registration under the Securities Act provided by Rule 144A and Regulation S thereunder.

In accordance with the Staff’s position enunciated in such no-action letters, the Issuers represent that they have not entered into any arrangement or understanding with any person to distribute the Registered Notes to be received in the Exchange Offer and, to the best of the Issuers’ information and belief, each person participating in the Exchange Offer is acquiring Registered Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of any Registered Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer Prospectus or otherwise) that by using the Exchange Offer to participate in a distribution of the Registered Notes to be acquired in the Exchange Offer, such person (1) may not rely on the staff’s position enunciated in the foregoing no-action letters and similar no-action letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Issuers further represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute the Unregistered Notes. In addition, (1) the Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer Prospectus) that any broker-dealer who holds Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Registered Notes in exchange for such Unregistered Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Registered Notes, which prospectus may be the Exchange Offer Prospectus (although the plan of distribution for such resale transactions need not name the broker-dealer or disclose the amount of Registered Notes held by the broker-dealer), and (2) the Issuers will include in the letter of transmittal to be used in connection with the Exchange Offer (as set forth in the form of letter of transmittal which has been filed as an exhibit to the Registration Statement) an acknowledgment that any broker-dealer that pursuant to the Exchange Offer receives Registered Notes for its own account in exchange for Unregistered Notes which it acquired for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Registered Notes. The letter of transmittal will also note that by so acknowledging and delivering a prospectus, a broker-dealer shall not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please feel free to contact the undersigned at (816) 792-6879 with any questions or comments you may have.

Very truly yours,

FERRELLGAS PARTNERS, L.P.

By: Ferrellgas, Inc., its general partner

By:	/s/ Alan C. Heitmann
Alan C. Heitmann
Executive Vice President,
Chief Financial Officer and Treasurer

FERRELLGAS PARTNERS FINANCE CORP.

By:	/s/ Alan C. Heitmann
Alan C. Heitmann
Chief Financial Officer